Exhibit 5.1

November 18, 2022

Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue

8th Floor

Boston, MA 02210

Re: Registration Statement on Form S-3 (File No. 333-267743)

Ladies and Gentlemen:

We have acted as counsel to Ginkgo Bioworks Holdings, Inc., a Delaware corporation (the “Company”), in connection with issuance and sale of 47,591,458 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”), pursuant to the above-referenced registration statement (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”). The Shares are being sold pursuant to an underwriting agreement, dated November 15, 2022 (the “Underwriting Agreement”), by and between the Company and the underwriter named therein.

We have acted as counsel for the Company in connection with the issuance and sale of the Shares. For purposes of this opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary. The opinions expressed below are limited to the Delaware General Corporation Law.

Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued and delivered pursuant to the Underwriting Agreement against payment of the consideration set forth therein, will be validly issued, fully paid and non-assessable.

We hereby consent to your filing this opinion as an exhibit to the Registration Statement and to the use of our name therein and in the related prospectus under the caption “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP